Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

April 30, 2024

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn:	Erin Donahue

Re:	Erayak Power Solution Group Inc. Registration Statement on Form F-3 Filed March 28, 2024 File No. 333-278347

Dear Ms. Donahue:

This letter is in response to your letter on April 9, 2024 in which you provided comments to the Registration Statement on Form F-3 (the “Registration Statement”) of Erayak Power Solution Group Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on March 28, 2024. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form F-3/A (“Form F-3/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-3 filed March 28, 20224

Information Incorporated by Reference, page 71

1.	Please revise this section to include the language required by Item 6(b) of Form F-3.

RESPONSE:  We respectfully advise the Staff that we have revised page 71 to include the language required by Item 6(b) of Form F-3.

General

2.	We note you incorporated consolidated financial statements for the years ended December 31, 2022 and 2021 into this F-3. Please note that per Item 8.A.4 of Form 20-F, the last year of audited financial statements may not be older than 15 months at the time of the offering or listing. Accordingly, please update your financial statements.

RESPONSE:  We respectfully advise the Staff that we have incorporated the updated financial statements for the years ended December 31, 2023 and 2022.

3.	Your fee table, prospectus and legal opinions must cover each security and transaction you intend to register. Your prospectus cover page refers to share purchase contracts and units, which are not in your fee table. Additionally, your legal opinions refer only to issuances of shares and debt securities but none of the other securities in your prospectus or fee table. Please revise.

RESPONSE:  We respectfully advise the Staff that we have included all securities and transactions referenced on the cover page into the updated fee table in Exhibit 107. We further advise the Staff that we have updated the 5.1 legal opinion to refer to and include all other securities.

Additionally, we respectfully advise the Staff that we have included in the cover page, prospectus summary and risk factor sections of the F-3/A certain disclosures relating to the regulatory environment and challenges in China. Specifically, we have complied with the Sample Letters regarding China-Based Companies and added specific disclosure relating to the risk that the PRC government may intervene in or influence our operations at any time, and exert control over operations of our business, which could result in material changes in our operations, as well as disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please refer to “Regulatory Permissions” starting on page 8, “Risk Factors – Risks Related to Doing Business in China – Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us” on page 16, “The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 17, and “Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 19.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer